Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative		Authority

Municipal
Re-election of Robert E. Connor*
Class I to serve until 2012 		 22,072,992 		973,040
Re-election of William B. Ogden IV
Class I to serve until 2012 		 22,057,324 		988,708
Re-election of Hans W. Kertess*
Class I to serve until 2012 		     6,628 		      4

Messrs. Paul Belica, James A. Jacobson*, John C. Maney+ and R. Peter Sullivan III continue to serve as Trustees of the Funds

* Preferred Shares Trustee
+ Interested Trustee